Exhibit 99.6

                                AMENDMENT No. 5
                                      TO
                  THE TORONTO-DOMINION BANK, U.S.A. DIVISION
                    401(k) EMPLOYEE RETIREMENT SAVINGS PLAN
              (As Amended and Restated Effective January 1, 2000)

Pursuant to resolutions adopted by The Toronto-Dominion Bank Senior International Pension Committee, and the authority reserved in Section 12.1 of The Toronto-Dominion Bank, U.S.A. Division 401(k) Employee Retirement Savings Plan (hereinafter the "Plan"), said Plan is amended, effective as of January 1, 2003, as follows:

1.   A new Section 1.50 shall be added to the Plan as follows:

     "1.50 Employer Stock

          "Employer Stock' shall mean shares of common stock of The Toronto-Dominion Bank."

2. Section 6.2 of the Plan is amended by the addition of the following to the end thereof:

     "Effective as of January 1, 2003, the Trustee shall establish an Investment Fund which shall be known as the Employer Stock Fund. Amounts held in the Employer Stock Fund shall be invested solely in shares of Employer Stock. All dividends or other cash disbursements of any kind received from time to time by the Trustee on shares held in the Employer Stock Fund shall be applied to purchase additional shares of Employer Stock which shall be allocated directly to the accounts of the Participant who held the Employer Stock on which the dividend was paid."

3. The first paragraph of Section 9.1 is amended by the addition of the following:

     "Notwithstanding the foregoing, a Participant or Beneficiary who is entitled to a distribution may demand that the benefits in his or her Account invested in Employer Stock (if any) in the Employer Stock Fund be distributed entirely or partially in Employer Stock. The Committee shall notify the distributee in writing of his right to demand distribution in Employer Stock. Distribution of fractional shares of Employer Stock shall always be made in cash."

4. Article 16 of the Plan is amended by the addition of Section 16.7 to read as follows:

     "Distribution in Employer Stock

     Notwithstanding any provision of this Article 16 to the contrary, effective January 1, 2003, to the extent that any portion of a distribution will be withdrawn from an investment fund which is invested in Employer Stock, if any, the Participant may elect that such portion of the distribution be distributed in Employer Stock; provided, however, that distribution of fractional share of Employer Stock shall always be made in cash."

5.   The Plan is amended by the addition of Article 20 to read as follows:

                                  "Article 20
                             Voting Employer Stock

     20.1 Voting Employer Stock

          All Employer Stock shall be voted by the Trustee in accordance with this Section 20.1. Each Participant shall be entitled to instruct the Trustee, in accordance with such procedures as shall be determined by the Committee, as to the manner in which the Trustee shall vote shares of Employer Stock then allocated to each such Participant's Account. Any Employer Stock with respect to which voting instructions are not received from Participants and all Employer Stock held by the Trustee which is not then allocated to Participants' Accounts (if any) shall be voted by the Trustee in the same proportion as the voting instructions received from Participants unless, however, the Trustee determines that voting shares in that fashion would be an imprudent exercise of its fiduciary responsibility under ERISA."


                                     -2-